July 7, 2008

Via: Electronic Mail and EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Kristopher Natoli

Re:	Uranerz Energy Corporation – Request for Acceleration
Registration Statement on Form S-3/A
Filed on May 23, 2008, Amended July 3, 2008
File No. 333-151189

Post-effective amendment on Form S-3/A
Filed on June 6, 2008, Amended July 3, 2008
File No. 333-139537

Ladies and Gentlemen:

On behalf of Uranerz Energy Corporation, we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Amendment Number One to the Registration Statement on Form S-3 (No. 333-151189) and Post-Effective Amendment Number 3 to the Registration Statement on Form S-3 (No. 333-139537), and to permit said Registration Statements to become effective at 5:00 p.m. on July 9, 2008, or as soon thereafter as practicable.

Uranerz Energy Corporation, Inc. hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

Dorsey & Whitney LLP

/s/ Jason K. Brenkert

Jason K. Brenkert, Esq.